Via Facsimile and U.S. Mail
Mail Stop 6010

April 18, 2007

Mr. Dennis J. Curtin
Senior Vice President- Chief Financial Officer
E-Z-EM, Inc.
1111 Marcus Avenue, Suite LL-26
Lake Success, NY 11042

      Re: E-Z-EM, Inc.
                 Form 10-K for the Fiscal Year Ended June 3, 2006
                 Filed August 17, 2006
                 File No. 000-13003

Dear Mr. Curtin:

      We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Jim B. Rosenberg
               Senior Assistant Chief Accountant